Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

September 8, 2023

VIA EDGAR TRANSMISSION

Mr. David Matthews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”) Post-Effective Amendment No. 188 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377

Dear Mr. Matthews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 31, 2023, with respect to the Amendment and the Trust’s proposed new series, the Gotham Short Strategies ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Under Principal Investment Strategies, please clarify in the disclosure what is meant by “equity-related securities.” Is this a reference to swaps mentioned in the following sentence? Are there other equity-related securities that will comprise a portion of the portfolio? If so, please include a description of those in the disclosure.

Equity-related securities refer to the swaps mentioned in the following sentence. There are no other equity-related securities that will comprise a portion of the Fund’s portfolio. The relevant sentence will be revised as follows:

“The Fund seeks to achieve its investment objective by investing under normal circumstances in long and short positions of equity and equity-related securities (swaps), primarily of companies traded on U.S. markets.”

2.	Please add additional disclosure under Principal Investment Strategies in the Item 4or Item 9 disclosure, that describes the sub-adviser’s processes for (i) implementing risk control considerations, (ii) incorporating initial and ongoing research and analyses methodologies for issuers within its coverage universe, and (iii) assess the valuation of such issuers.

Response: The Trust confirms that additional disclosure will be added in the Item 9 discussion of the Fund’s principal investment strategies that describes each of the foregoing sub-adviser processes.

3.	In the preamble to the Principal Investment Risks, please indicate in the disclosure whether the risks are listed of importance or relevance.

Response: The Trust declines to include such language because all of the risks disclosed are principal investment risks. Nonetheless, the risks will be initially shown in an order that, in the Adviser’s assessment, appear most likely to impact the Fund’s net asset value or total return. However, for those risks that, in the Adviser’s assessment, are about equivalent, they will be shown in alphabetical order.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC